July 27, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Power-One, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2012
Filed March 1, 2012
File No. 001-34782

Dear Mr. Vaughn,

This letter will serve as Power-One, Inc.’s (“the Company”) response to the comments as set forth in the Commission’s letter dated July 2, 2012.  The following consists of the Company’s responses to the staff’s comment letter.  For ease of reference, the comments have been reproduced below in bold face and the responses have been set forth immediately below.

Form 10-K for the Fiscal Year Ended January 1, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Critical Accounting Policies, page 33

-Inventories, page 35

1)           We note your disclosures herein and on page F-12 related to your valuation of inventory. Please revise your future filings to discuss in more detail how you develop certain of your assumptions such as “projected usages” for purposes of your inventory valuation analysis.  Your revised disclosures should also indicate how you arrived at your estimates for projected usage and the historical variability of such estimate.

Power-One, Inc. response:

We will revise future filings to include the following language in our disclosure for our “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations”:

We estimate the projected usage of each inventory item by performing a quarterly analysis of expected future usage of raw materials, subassemblies-in-process and finished goods on an item by item basis.  Such analysis includes the consideration of current sales backlog supported by customer purchase orders as well as forecasted sales of each inventory item for the next four quarters.  Forecasted sales of each inventory item takes into consideration historical usage during the last 12 months, expected demand in the next 12 months, known or anticipated technological changes, the commonality of components and sub-assemblies used in multiple products, the maturity level of the product in its life cycle, and any other macroeconomic factors. In addition, we evaluate the reliability of our assessment of projected usage by comparing such projected usage amounts to actual subsequent usage noting that such analysis has not indicated a significant variance between forecast and actual usage of inventory that would materially impact our inventory valuation.

2)           Further to the above, we note from page F-5 that you increased your inventory levels by approximately 5% as of January 1, 2012 as compared to January 2, 2011.  We also note that your net sales have decreased by approximately 3% for the year ended January 1, 2012 as compared to the year ended January 2, 2011.  Considering these factors as well as actual or potential price erosions and declining subsidies which you indicated elsewhere in the filing are risk factors in the markets you serve, please explain to us in more detail how you have evaluated inventory (including your long-term inventory) for recoverability as of January 1, 2012.

Power-One, Inc. response:

The Company does not hold any long-term inventory.  We evaluated our inventory for recoverability primarily through an evaluation of projected usage as described above in our response to comment No. 1. In addition, our assessment included an inventory lower of cost or market (“LCM”) analysis which compared inventory carrying value on a product-by-product basis to the most recent market sales price, including consideration of expected price erosion. In addition, we evaluated the anticipated impact that declining subsidies in certain territories are expected to have on our customers’ procurement patterns on a product-by-product basis.  Specifically, with respect to the anticipated subsidy reductions, our experience indicates that these reductions will have the impact of increasing demand for our products in the short-term, resulting in an increase in usage of on-hand inventory quantities and turnover.

Based on our assessment of reasonable price erosion scenarios, we have concluded that our inventory valuation analysis would not have been materially impacted.

-Liquidity and Capital Resources, page 44

3)           We note your disclosures on page F-37 that you consider $270 million of undistributed earnings of your subsidiaries outside the United States to be permanently reinvested. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and cash equivalent amounts held by your foreign subsidiaries that would not be available for use in the United States.  Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) and (2) of Regulation S-K, SEC Release 34-48960, and Financial Reporting Codification Section 501.03.a.

Power-One, Inc. response:

We will revise future filings to include the following language in our disclosure for our “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources”:

Our total in cash and cash equivalents held outside of the United States in various foreign subsidiaries was [$] million as of [Month] [Day], [Year]. Historically, we have deemed the earnings of our foreign subsidiaries to be permanently reinvested in the foreign operations.  Under current tax laws and regulations, if cash and cash equivalents held outside the United States were to be distributed to the United States in the form of dividends or otherwise, we would be subject to additional U.S. income taxes and foreign withholding taxes.  With respect to our U.S. operations, we believe that cash and cash equivalents held in the United States; expected cash generated from our U.S. operations; and borrowings available under our U.S. credit facility; are adequate to continue to meet our U.S. obligations (including our plans to repurchase stock) without the repatriation of undistributed earnings in the form of cash and cash equivalents of our subsidiaries outside the U.S.

4)           We note from page F-5 that your allowance for doubtful accounts increased from approximately $6.0 million at January 2, 2011 to approximately $10 million at January 1, 2012, which is a 67% increase.  We further note that the amounts charged to expenses for the allowance for doubtful accounts increased from approximately .3% of sales in your prior fiscal year to approximately .5% of sales in your current fiscal year. Please revise future filings to describe any known or expected trends regarding the collectability of accounts receivable and your allowance for doubtful accounts.  Provide us with a sample of your proposed disclosure.

Power-One, Inc. response:

We will revise future filings to include the following language in our disclosure for our “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources”:

We establish the allowance for doubtful accounts based on our assessment of the collectability of individual customer accounts. We regularly review the adequacy of these allowances by considering internal factors such as historical experience, credit quality and age of the receivable balances as well as external factors such as economic conditions that may affect a customer’s ability to pay, historical default rates, and long-term historical loss rates published by major third-party credit-rating agencies. We also consider the concentration of receivables outstanding with a particular customer in assessing the adequacy of our allowances.  Accounts receivable are provided for at the point it is probable that the receivable is uncollectible.

Currently we have not experienced any increasing trends in uncollectible accounts that are material to our financial statements; however, we continue to focus on the impacts of the European sovereign debt crisis which has reduced the availability of capital and credit markets impacting our customers in the Renewable Energy segment and may in turn impact our ability to collect our receivables from our European customers.  Availability of capital to our customer correlates to the markets in which government incentives and feed-in tariffs are offered, and the increases or decreases of available customer financing follows the increases and decreases in such incentives in most markets.  Accordingly, as a result of the uncertainty in Europe, we have established credit insurance covering approximately 65% of our European receivables, established upfront credit limits with our customers, require certain customers to provide bank guarantees and letters of credit, and have required certain customers to make advanced payment for product in order to mitigate uncollectible accounts.

5)           Further to the above, we note your disclosures on page F-12 related to how you assess your accounts receivables for impairment and your concentration of sales to European countries disclosed on page F-32.  Please explain to us in more detail how your receivable impairment assessments were impacted by the European sovereign debt crisis and economic conditions as well as your concentration of sales in these foreign countries.

Power-One, Inc. response:

Our assessment of receivables, in light of our sales concentration within Europe, takes into account both customer-specific and country-specific issues.  Our assessments consider customer financing availability, customer payments as compared to contractual terms, customer liquidity, and all other known customer-specific issues.  In addition, we consider country-specific issues includes Feed-In Tariffs, financing within each region and any other known country-specific issues when assessing our receivables for impairment. Collectability of our European receivables has been minimally impacted, and write-off activity has been consistent with previously established allowance for such accounts.  During the first six months of 2012, a minimal number of our European customers, with immaterial balances, had balances which became uncollectible.

As discussed above in response #4, we regularly review the adequacy of these allowances by considering internal factors such as historical experience, credit quality and age of the receivable balances on a customer by customer basis, as well as external factors such as economic conditions that may affect an individual customer’s ability to pay, historical default rates, and long-term historical loss rates published by major third-party credit-rating agencies. We also consider the concentration of receivables outstanding with a particular customer and within certain countries in assessing the adequacy of our allowances.  Allowance for doubtful accounts are estimated at the point in time when it is probable that the receivable is uncollectible.

As a result of our credit insurance policy, our reduction in customer credit limits and our requirement for certain customers to pay amounts in advance of product shipment, we have seen limited issues related to the collectability of our receivables.  In addition, in spite of the European debt crisis, the Renewable Energy sector has remained relatively strong as foreign governments continue to offer significant feed-in tariffs, subsidy reductions, and incentives.  However, if political changes occur in one of the European countries where we are heavily concentrated, we may see an increase in the amount of receivables that are impaired.  Germany and Italy, politically, have remained committed to growing the solar market and supporting the growth via incentives to which the bank financing has followed suit.  We monitor the economic and political changes and evaluate the related impacts on our customers’ credit worthiness and establish reserves on those related receivables at the point in time when collectability is no longer deemed to be probable.

Financial Statements, page F-1

-Notes to Consolidated Financial Statements, page F-10

6)           We note from page 9 that during 2010 you adopted a plan of reorganization for tax- planning purposes in order to protect your substantial net operating losses.  Please explain to us in more detail the nature of the reorganization, how you accounted for the reorganization and how it impacted your financial statements, including your accounting for your taxes under Topic 740 of the FASB Accounting Standards Codification.  Please make sure your response cites the specific accounting literature you considered when accounting for and presenting the referenced transaction.

Power-One, Inc. response:

Please also refer to our proxy statement/prospectus filed April 26, 2010.

The reorganization was completed to contribute to the preservation of the long-term value of Power-One’s net operating loss carryforwards (NOLs), which can be used to reduce its future U.S. income tax liability. Under the current tax laws (i.e. internal revenue code section 382), an ownership change can severely limit the Company’s ability to use its NOLs.  After reorganization, the certificate of incorporation of the new Company (New Power-One) was substantially identical to the previously existing Company’s certificate of incorporation, except that it included transfer restrictions that were not included in the certificate of incorporation of the previously existing Company.  The transfer restrictions included in the new certificate of incorporation permit a transaction in the Company’s securities to be unwound if the transaction would negatively impact the Company’s substantial NOLs.  After the Reorganization, the shares of common stock and preferred stock of New Power-One issued upon the Reorganization had the same voting rights and rights to dividends and distributions and were identical in all other respects to the Common Stock and Preferred Stock, as applicable, of the previously existing Company. Each stockholder’s percentage ownership of Power-One’s Capital Stock immediately prior to the Reorganization was not altered. The common stock and preferred stock of New Power-One issued pursuant to the Reorganization remained fully paid and non-assessable. Please also see our Form 8-K filed on June 16, 2010.

Under Topic 740-10-30 we have established a full valuation allowance for our deferred tax asset related to our NOL in the United States.  In determining that a full valuation allowance was required, we evaluated the company’s current financial position and history of losses.  Although the above mentioned tax-planning strategy was implemented during 2010 in order to preserve the NOLs, the U.S. company has continued to sustain operating losses preventing the release of any portion of the valuation allowance.  There was no accounting impact from the reorganization and the consolidated assets, liabilities, stockholders’ equity and income of the company immediately after the reorganization was the same as those immediately prior to the reorganization.

We acknowledge that:

•                            The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                            Staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing.

•                            The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As applicable, the Company will revise its disclosure in future Forms 10-Q and 10-K in accordance with your comments.  If you have further questions or need additional information, please contact Gary R. Larsen at (805) 987-8741.  Thank you for your time and consideration.

Sincerely,

/s/ Gary R. Larsen

Vice President, Finance, and Chief Financial Officer

Power-One, Inc.